40-33
811-00816
(Mutual Funds Inc)
Branch 18



American Century Investments


SEC MAIL PROCESSING
RECEIVED
FEB 03 2005
WASH, D.C. 213 SECTION


05045072

February 2, 2005

VIA FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re: American Century Investment Management, Inc. ("ACIM")

Ladies and Gentlemen:

Accompanying this letter for filing pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of the following documents:

- Consolidated Amended Complaint filed by plaintiffs in the case styled as Robert L. Baker, et al., v. American Century Investment Management, Inc. and American Century Investment Services, Inc.
- ACIM's Answer to plaintiff's Consolidated Amended Complaint

Please acknowledge receipt of this filing by file-stamping the enclosed extra copy of this letter and returning it to me in the envelope provided. Please call me at (816) 340-4047 if you have any questions or concerns regarding this filing.

Very truly yours,

Jennie Clarke

Jennie Clarke
Vice President and
Assistant General Counsel

PROCESSED
FEB 24 2005
THOMSON
FINANCIAL

MVC:ce

American Century Investments
P.O. Box 410141, 4500 Main Street
Kansas City, MO 64141-0141

1-800-345-2021 or 816-531-5575
www.americancentury.com

IT-STA-37464 0403

UNITED STATES DISTRICT COURT
WESTERN DISTRICT OF MISSOURI
CENTRAL DIVISION

ROBERT L. BAKER et al.,	)	
	)	
Plaintiffs,	)	
	)	
v.	)	CASE NO. 04-4039-CV-C-ODS
	)	
AMERICAN CENTURY INVESTMENT MANAGEMENT, INC. and AMERICAN CENTURY INVESTMENT SERVICES, INC.,	)	
	)	
Defendants.	)	

ANSWER TO CONSOLIDATED AMENDED COMPLAINT

Defendants American Century Investment Management, Inc. ("ACIM") and American Century Investment Services, Inc. ("ACIS") (collectively, "Defendants"), answer Plaintiffs' Consolidated Amended Complaint ("Complaint") as follows:

1. Answering Paragraph 1 of the Complaint, admit that Plaintiffs purport to bring this action as a derivative action on behalf of the Funds[1] under Sections 36(b) and 12(b) of the Investment Company Act of 1940, 15 U.S.C. §§ 80a-35(b) and 80a-12(b), but deny that Plaintiffs have any claim under those sections.

2. Admit the allegations in Paragraph 2 of the Complaint.

3. Admit the allegations in Paragraph 3 of the Complaint, except deny that venue is proper in the Central Division of this District.

4. Deny the allegations in Paragraph 4 of the Complaint.

5. Paragraph 5 of the Complaint contains conclusions of law to which no answer is required. Defendants reserve all rights to challenge Plaintiffs' statements of legal

conclusions and deny that Plaintiffs have completely or accurately characterized the legal principles applicable to this case. Defendants deny the allegations in Paragraph 5 to the extent they are factual, except deny knowledge or information sufficient to form a belief as to the truth of the averment that Plaintiffs are shareholders in the Funds.

6. Deny the allegations in Paragraph 6 of the Complaint.

7. Deny the allegations in Paragraph 7 of the Complaint.

8. Deny the allegations in Paragraph 8 of the Complaint.

9. Deny the allegations in Paragraph 9 of the Complaint, except admit that Defendants charge distribution fees for marketing, selling, and distributing mutual fund shares to new shareholders pursuant to distribution plans that Defendants have adopted with respect to the Funds pursuant to Rule 12b-1, 17 C.F.R. § 270.12b-1.

10. Paragraph 10 of the Complaint contains conclusions of law to which no answer is required. Defendants reserve all rights to challenge Plaintiffs' statements of legal conclusions and deny that Plaintiffs have completely or accurately characterized the legal principles applicable to this case, and deny the allegations therein to the extent they are factual, except admit that Congress enacted the Investment Company Act of 1940 in 1940.

11. Admit that a portion of Section 36(b) is quoted in Paragraph 11 of the Complaint and deny any remaining allegations.

12. Deny the allegations in Paragraph 12 of the Complaint.

13. Deny the allegations in Paragraph 13 of the Complaint.

14. Deny the allegations in Paragraph 14 of the Complaint.

---

[1] For purposes of this Answer to Consolidated Amended Complaint only, Defendants adopt Plaintiffs' definition of "Funds" as set out in Paragraph 1 of the Complaint.

15. Paragraph 15 of the Complaint contains conclusions of law to which no answer is required. Defendants reserve all rights to challenge Plaintiffs' statements of legal conclusions and deny that Plaintiffs have completely or accurately characterized the legal principles applicable to this case, and deny the allegations to the extent that they are factual, except admit that a majority of the Funds' boards are comprised of directors who are not interested persons of the funds (the "Independent Directors") and that they have approved the fees paid to Defendants in a manner meeting all legal requirements.

16. Deny the allegations in Paragraph 16 of the Complaint.

17. Paragraph 17 contains conclusions of law to which no answer is required. Defendants reserve all rights to challenge Plaintiffs' statements of legal conclusions and deny that Plaintiffs have completely or accurately characterized the legal principles applicable to this case.

18. Paragraph 18 of the Complaint contains conclusions of law to which no answer is required. Defendants reserve all rights to challenge Plaintiffs' statements of legal conclusions and deny that Plaintiffs have completely or accurately characterized the legal principles applicable to this case, and deny the allegations to the extent that they are factual.

19. Deny the allegations in Paragraph 19 of the Complaint.

20. Paragraph 20 of the Complaint contains conclusions of law to which no answer is required. Defendants reserve all rights to challenge Plaintiffs' statements of legal conclusions and deny that Plaintiffs have completely or accurately characterized the legal principles applicable to this case, and respectfully refer the Court to the rules cited in Paragraph 20 for the exact content and context thereof. Defendants deny the allegations to the extent they are factual, except admit that certain classes of certain Funds have adopted Rule 12b-1 Distribution Plans.

21. Deny the allegations in Paragraph 21 of the Complaint.

22. Deny the allegations in Paragraph 22 of the Complaint.

23. Deny the allegations in Paragraph 23 of the Complaint.

24. Answering the allegations in Paragraph 24 of the Complaint, admit that Plaintiffs purport to seek relief as set forth in the Complaint, and otherwise deny the allegations.

25. Deny the allegations in Paragraph 25 of the Complaint, except admit that the requirements of F.R.C.P. 23.1 do not apply to actions under Section 36(b) of the ICA.

26. Admit that Plaintiffs do not seek the relief described in Paragraph 26.

27. Deny knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 27 of the Complaint.

28. Deny knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 28 of the Complaint.

29. Deny knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 29 of the Complaint.

30. Deny knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 30 of the Complaint.

31. Deny knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 31 of the Complaint.

32. Deny knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 32 of the Complaint.

33. Deny knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 33 of the Complaint.

34. Deny knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 34 of the Complaint.

35. Admit the allegations in Paragraph 35 of the Complaint.

36. Deny the allegations in Paragraph 36 of the Complaint, except admit that ACIM is a Delaware corporation and is registered as an investment adviser under the Investment Advisers Act of 1940.

37. Deny the allegations in Paragraph 37 of the Complaint, except admit that ACIS is the distributor and principal underwriter of the Funds, and is registered as a broker-dealer under the laws of Missouri.

38. Paragraph 38 of the Complaint states conclusions of law to which no answer is required. Defendants respectfully refer the Court to the case described in Paragraph 38 for the exact content and context thereof. Defendants reserve all rights to challenge Plaintiffs' statements of legal conclusions and opinions and deny that Plaintiffs have completely or accurately characterized the legal principles applicable to this case.

39. Paragraph 39 of the Complaint states conclusions of law to which no answer is required. Defendants respectfully refer the Court to the case described in Paragraph 39 for the exact content and context thereof. Defendants reserve all rights to challenge Plaintiffs' statements of legal conclusions and opinions and deny that Plaintiffs have completely or accurately characterized the legal principles applicable to this case. Defendants deny the allegations in Paragraph 39 to the extent they are factual.

40. Deny the allegations in Paragraph 40 of the Complaint.

41. Deny the allegations in Paragraph 41 of the Complaint.

42. Deny the allegations in Paragraph 42 of the Complaint.

43. Deny the allegations in Paragraph 43 of the Complaint.

44. Deny the allegations in Paragraph 44 of the Complaint.

45. Deny the allegations in Paragraph 45 of the Complaint.

46. Deny the allegations in Paragraph 46 of the Complaint.

47. Deny the allegations in Paragraph 47 of the Complaint.

48. Deny the allegations in Paragraph 48 of the Complaint.

49. Deny the allegations in Paragraph 49 of the Complaint.

50. Deny the allegations in Paragraph 50 of the Complaint.

51. Paragraph 51 of the Complaint states conclusions of law to which no answer is required. Defendants reserve all rights to challenge Plaintiffs' statements of legal conclusions and opinions and deny that Plaintiffs have completely or accurately characterized the legal principles applicable to this case. Defendants deny the allegations in Paragraph 51 to the extent they are factual.

52. Deny the allegations in Paragraph 52 of the Complaint.

53. Deny knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 53 of the Complaint.

54. Deny the allegations in Paragraph 54 of the Complaint.

55. Admit the allegations in Paragraph 55 of the Complaint.

56. Admit the allegations in Paragraph 56 of the Complaint.

57. Admit the allegations in Paragraph 57 of the Complaint.

58. Deny the allegations in Paragraph 58 of the Complaint.

59. Deny the allegations in Paragraph 59 of the Complaint.

60. Deny the allegations in Paragraph 60 of the Complaint.

61. Deny the allegations in Paragraph 61 of the Complaint.

62. Deny the allegations in Paragraph 62 of the Complaint.

63. Deny the allegations in Paragraph 63 of the Complaint.

64. Deny the allegations in Paragraph 64 of the Complaint.

65. Deny the allegations in Paragraph 65 of the Complaint and respectfully refer the Court to the statute and case described in Paragraph 65 for the exact content and context thereof.

66. Paragraph 66 of the Complaint states conclusions of law to which no answer is required. Defendants reserve all rights to challenge Plaintiffs' statements of legal conclusions and opinions and deny that Plaintiffs have completely or accurately characterized the legal principles applicable to this case. Defendants deny the allegations in Paragraph 66 to the extent they are factual.

67. Paragraph 67 of the Complaint states conclusions of law to which no answer is required. Defendants reserve all rights to challenge Plaintiffs' statements of legal conclusions and opinions and deny that Plaintiffs have completely or accurately characterized the legal principles applicable to this case. Defendants deny the allegations in Paragraph 67 to the extent they are factual.

68. Deny knowledge or information sufficient to form a basis as to the truth of the allegations in Paragraph 68 of the Complaint.

69. Deny the allegations in Paragraph 69 of the Complaint.

70. Deny the allegations in Paragraph 70 of the Complaint.

71. Deny the allegations in Paragraph 71 of the Complaint.

ANSWER TO COUNT ONE

72. Repeat and re-allege the foregoing responses to Paragraphs 1 through 71 of the Complaint.

73. Deny the allegations in Paragraph 73 of the Complaint.

74. Deny the allegations in Paragraph 74 of the Complaint.

75. Admit that Plaintiffs seek the relief described in Paragraph 75 of the Complaint, but deny that Plaintiffs are entitled to such relief.

ANSWER TO COUNT TWO

76. Repeat and re-allege the foregoing responses to Paragraphs 1 through 75 of the Complaint.

77. Deny the allegations in Paragraph 77 of the Complaint.

78. Deny the allegations in Paragraph 78 of the Complaint.

79. Admit that Plaintiffs seek the relief described in Paragraph 79 of the Complaint, but deny that Plaintiffs are entitled to such relief.

ANSWER TO COUNT THREE

80. Repeat and re-allege the foregoing responses to Paragraphs 1 through 79 of the Complaint.

81. Deny the allegations in Paragraph 81 of the Complaint.

82. Deny the allegations in Paragraph 82 of the Complaint.

83. Admit that Plaintiffs seek the relief described in Paragraph 83 of the Complaint, but deny that Plaintiffs are entitled to such relief.

ANSWER TO COUNT FOUR

84. Repeat and re-allege the foregoing responses to Paragraphs 1 through 83 of the Complaint.

85. Deny knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 85 of the Complaint.

86. Deny the allegations in Paragraph 86 of the Complaint.

87. Deny the allegations in Paragraph 87 of the Complaint.

88. Admit that Plaintiffs seek the relief described in Paragraph 88 of the Complaint, but deny that Plaintiffs are entitled to such relief.

Defendants deny each and every averment in the Complaint not specifically admitted herein.

AFFIRMATIVE DEFENSES

Defendants assert the following affirmative defenses:

First Affirmative Defense

The Complaint fails to state a claim upon which relief can be granted.

Second Affirmative Defense

Plaintiffs' claims are barred in whole or in part by the applicable statute of limitations.

Third Affirmative Defense

The claims of Plaintiffs are barred in whole or in part by the doctrines of laches, waiver, estoppel, unclean hands, and/or ratification.

Fourth Affirmative Defense

Plaintiffs have not suffered any losses or damages from their investments in the Funds.

Fifth Affirmative Defense

Any injury sustained by Plaintiffs on behalf of the Funds was not directly or proximately caused by the alleged breach of fiduciary duty as set forth in the Complaint.

Sixth Affirmative Defense

At the time Plaintiffs first became shareholders of the Funds, they were or should have been aware that an Advisory Fee Schedule and Distribution Plan equal to or greater than that now in effect had been approved by a majority of the Board of Directors of the Funds. Plaintiffs were fully informed of all material facts concerning investing in the Funds, including the level and calculation of the Fund advisers' compensation and the distribution plan, and knowingly entered into the investment. On this basis, Plaintiffs are estopped and precluded from maintaining this action on behalf of the Funds.

Seventh Affirmative Defense

Defendants acted at all times and in all respects in good faith and with due care.

Eighth Affirmative Defense

The Independent Directors of the Funds exercised good faith business judgment in approving the management agreements and distribution plans in effect when Plaintiffs became shareholders, and in subsequently approving renewals of the management agreements and distribution plans containing the advisory fee schedule currently in effect.

Ninth Affirmative Defense

Some or all of the Plaintiffs lack standing to bring the claims asserted in the Complaint.

Tenth Affirmative Defense

Plaintiffs are not entitled to a trial by jury.

Eleventh Affirmative Defense

Defendants hereby give notice that they intend to rely upon such other and further defenses as may become available or apparent during pre-trial proceedings in this case and hereby reserve all rights to assert such defenses.

Dated: January 27, 2005

Respectfully submitted,

ROUSE HENDRICKS GERMAN MAY PC

By: s/ Daniel E. Blegen
Randall E. Hendricks MO #24832
Daniel E. Blegen MO #47276
One Petticoat Lane Building
1010 Walnut, Suite 400
Kansas City, Missouri 64106
Tele: (816) 471-7700
Fax: (816) 471-2221

MILBANK, TWEED, HADLEY & McCLOY LLP
James N. Benedict
Sean Murphy
Michael A. Berg
Carrie A. Bassel
One Chase Manhattan Plaza
New York, New York 10005-1413
Tel: (212) 530-5000
Fax: (212) 530-5219

Attorneys for Defendants American Century Investment Management, Inc. and American Century Investment Services, Inc.

CERTIFICATE OF SERVICE

I hereby certify that a copy of the above and foregoing document was filed electronically with the above-captioned court, with notice of case activity generated and sent electronically by the Clerk of said court (with a copy to be mailed via regular U.S. mail to any individuals who do not receive electronic notice from the Clerk) this 27th day of January, 2005, to:

Wm. Dirk Vandever, Esq.
Dennis Egan, Esq.
The Popham Law Firm, P.C.
323 W. 8th Street, Suite 200
Kansas City, MO 64105

Guy M. Burns, Esq.
Jonathan S. Coleman, Esq.
Becky Ferrell-Anton, Esq.
Johnson, Pope, Bokor, Ruppel & Burns, LLP
100 North Tampa Street, Suite 1800
Tampa, FL 33602

Michael J. Brickman, Esq.
James C. Bradley, Esq.
Nina H. Fields, Esq.
Patrick Richardson, Esq.
Westbrook & Brickman LLC
174 East Bay Street
Charleston, SC 29401

Gene P. Graham, Jr., Esq.
Steven W. White, Esq.
White, Allinder, Graham & Buckley, LLC
14801 East 42nd Street
Independence, MO 64055

s/ Daniel E. Blegen
Attorney for Defendants

UNITED STATES DISTRICT COURT
WESTERN DISTRICT OF MISSOURI
CENTRAL DIVISION

ROBERT L. BAKER, et al., Plaintiffs, v. AMERICAN CENTURY INVESTMENT MANAGEMENT, INC. and AMERICAN CENTURY INVESTMENT SERVICES, INC., Defendants.	Case No. 04-4039-CV-C-ODS

CONSOLIDATED AMENDED COMPLAINT

Plaintiffs, Robert L. Baker, Charlyne Van Oosbree, Don Holcomb, Linda Bailey, Michael J. Reilly, Maria I. Reilly, Leonard Perrier, and Raymond Hicks, for the use and benefit of the American Century Select Fund, American Century Growth Fund, American Century Giftrust Fund, American Century Ultra Fund, American Century International Discovery Fund, American Century Value Fund and American Century Global Growth Fund, sue Defendants, American Century Investment Management, Inc. and American Century Investment Services, Inc., and allege:

I. JURISDICTION AND VENUE

1. This action is a derivative action brought by Plaintiffs on behalf of the American Century Select Fund, American Century Growth Fund, American Century Giftrust Fund, American Century Ultra Fund, American Century International Discovery Fund, American Century Value Fund, and American Century Global Growth Fund (collectively, the "Funds")

pursuant to §§ 36(b) and 12(b) of the Investment Company Act of 1940 ("ICA"), as amended, 15 U.S.C. §§ 80a-35(b) and 80a-12(b).

2. This Court has subject matter jurisdiction pursuant to 15 U.S.C. § 80a-43, 15 U.S.C. § 80a-35(b)(5), and 28 U.S.C. § 1331.

3. Venue is proper in this judicial district pursuant to 15 U.S.C. § 80a-43 and 28 U.S.C. § 1391(b)(2)-(3). Defendants are inhabitants of or transact business in this district, a substantial part of the events or omissions that give rise to Plaintiffs' claims occurred in this district, and Defendants may be found in this district.

4. All conditions precedent have been performed or have occurred.

II. BACKGROUND

5. Plaintiffs are shareholders in various open-end registered investment companies, or mutual funds (collectively the "Funds"), created, sold, advised, and managed with other funds as part of a fund family or complex by Defendants (the "Fund Complex"). Defendants, as the underwriters, distributors, advisors, and control persons of the Funds, owe fiduciary and other duties to Plaintiffs and all shareholders of the funds in the Fund Complex.

6. Plaintiffs and other shareholders of the Funds pay Defendants fees for providing pure investment advisory services and administrative services. These fees are based on a percentage of the net assets of each of the Funds. Defendants typically charge a combined fee for the pure investment advisory services and the administrative services.

7. The pure investment advisory services Defendants provide to the Funds are identical to the investment advisory services Defendants provide to other clients, such as institutional and sub-advisory clients, and entail identical costs. In fact, the cost of advisors,

analysts, research data, the physical plant, and other aspects of Defendants' investment advisory services are shared between the mutual funds and the other clients.

8. Despite the equivalence of the investment advisory services Defendants provide to the Funds and the other clients, the fees Defendants receive from the Funds that are attributable to pure investment advisory services are much higher than the fees Defendants or their affiliates receive from other clients for the identical services.

9. Defendants also charge distribution fees for marketing, selling, and distributing mutual fund shares to new shareholders pursuant to distribution plans that Defendants have adopted with respect to the Funds pursuant to Rule 12b-l, 17 C.F.R. § 270.12b-1 ("Distribution Plans"). The distribution fees are based on a percentage of the net assets of each of the Funds. Defendants purportedly collect these fees in order to grow or stabilize the assets of the Funds so that the Funds can benefit from economies of scale through reduced advisory fees.

Section 36(b) of the Investment Company Act of 1940

10. In 1940, Congress enacted the Investment Company Act of 1940, 15 U.S.C. § 80a-l et seq. (the "ICA "). The ICA was designed to regulate and curb abuses in the mutual fund industry and to create standards of care applicable to investment advisors such as Defendants. In the 1960s, it became clear to Congress that investment advisors to equity mutual funds were gouging those funds with excessive fees, particularly by not taking economies of scale into account. As a result, § 36(b), 15 U.S.C., § 80a-35(b), was added to the ICA in 1970, which created a federal cause of action for breach of fiduciary duty.

11. Section 36(b) provides in pertinent part:

> [T]he investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company, or by the security holders thereof, to such investment adviser or any affiliated person

> of such investment adviser. An action may be brought under this subsection by the Commission, or by a security holder of such registered investment company on behalf of such company, against such investment advisers, or an affiliated person of such investment advisor, or any other person enumerated in subsection (a) of this section who has a fiduciary duty concerning such compensation or payments, for breach of fiduciary duty in respect to such compensation or payments paid by such registered investment company or by the security holders thereof to such investment adviser or person. . . .

12. In the past decade, the assets managed by Defendants within the Fund Complex have grown dramatically.

a. In 1993, the Fund Complex (exclusive of money market funds) had average net assets of approximately $22 billion and fund shareholders paid $203 million, or 91 basis points, in advisory fees. Ten years later, by 2002, the Fund Complex (exclusive of money market funds) had significantly grown to nearly $64 billion in average net assets. In spite of this sizeable increase in assets, advisory fees in 2002 had increased to $597 million, or 93 basis points. For the Fund Complex as a whole, therefore, advisory fees actually ***increased*** as a percentage of average net assets from 1993 to 2002.

b. In 1993, the American Century Ultra Fund had $6 billion in average net assets; by 2002, the fund had grown to $24.4 billion, a more than four fold increase. Despite this huge increase in assets, advisory fees for the American Century Ultra Fund decreased only slightly as a percentage of average net assets, from 100 basis points in 1993 to 98 basis points in 2002.

13. While the Funds have grown dramatically in size, the nature of the services rendered by Defendants has changed little, if at all. Indeed, advances in computing and communication technologies in the past twenty years have resulted in exponential efficiencies that have dramatically reduced the costs of servicing mutual funds in ways Congress could not have imagined when it enacted ICA § 36(b). Nonetheless, the advisory fees paid to Defendants

have grown dramatically. As a result, the advisory fees paid to Defendants (and accepted by them in violation of their statutory fiduciary duties) are disproportionately large in relationship to the services rendered to Plaintiffs.

14. In addition, Defendants, in violation of their fiduciary duties to Plaintiffs, have retained excess profits resulting from economies of scale. These economies of scale are a product of the dramatic growth in assets managed by Defendants, caused in part by marketing programs paid for with the distribution fees charged to Plaintiffs and the other shareholders and in part by Defendants' ability to provide the identical investment advisory services they provide Plaintiffs to other clients at little or no additional cost. As assets under management increase, the cost of providing services to additional assets does not increase at the same rate, resulting in tremendous economies of scale. In fact, with very large funds (such as the American Century Ultra Fund), the cost of servicing the additional assets approaches zero. Accordingly, any fees received in connection with the additional assets represent almost pure profit. The excess profits resulting from economies of scale belong to Plaintiffs and the other shareholders of the Funds.

15. The fees paid to Defendants are technically approved by the Funds' board of directors.[1] A majority of the Funds' boards are comprised of statutorily presumed "disinterested" directors as that term is defined in § 10 of the ICA. Regardless of whether these presumably "disinterested" directors meet the requirements of § 10 of the ICA, there is a lack of conscientiousness by the directors in reviewing the advisory and distribution fees paid by each of the Funds. In addition, even if statutorily disinterested, the directors are in all practical respects dominated and unduly influenced by Defendants in reviewing the fees paid by Plaintiffs and other shareholders of the Funds. In particular, Defendants do not provide the directors with

[1] The term "directors" is used throughout the complaint and should be read as synonymous with "trustees," as it is under the ICA. *See* 15 U.S.C., § 80a-2(a)(12).

sufficient information for the directors to fulfill their obligations, a factor supporting a finding that Defendants have breached their fiduciary duties.

16. Although the fees challenged in this lawsuit may appear to the Court to be very small on a shareholder-by-shareholder basis, they cause a dramatic decrease in Plaintiffs' investment returns over time. Arthur Levitt, past Chairman of the Securities and Exchange Commission ("SEC"), was critical of what he called the "tyranny of compounding high costs":

> Instinct tells me that many investors would be shocked to know how seemingly small fees can over time, create such drastic erosion in returns. ... In the years ahead, what will mutual fund investors say if they realize too late their returns have fallen hard under the weight of compounding fees?

Arthur Levitt, Jr., Inaugural address: Costs Paid with Other People's Money, Address at Fordham University School of Law (Nov. 3, 2000), in 6 Fordham J. Corp. & Fin. L. 261, 267 (2001).

Rule 12b-1 Distribution Plans.

17. Prior to 1980, the use of fund assets (which are owned by the shareholders) to sell new fund shares was prohibited. The SEC had historically been reluctant to allow fund advisers to charge their shareholders for selling shares to others:

> [T]he cost of selling and purchasing mutual fund shares should be borne by the investors who purchase them and thus presumably receive the benefits of the investment, and not, even in part, by the existing shareholders of the fund who often derive little or no benefit from the sale of new shares.

Statement on the Future Structure of the Securities Markets, [Feb. 1972] Sec. Reg. & L. Rep. (BNA) No. 137 pt. II, at 7

18. After intense lobbying by the mutual fund industry, the Commission agreed to consider modifying its objections to allow current fund shareholders to pay distribution expenses. In early comment letters and in proxy statements proposing adoption of plans of

distribution, the mutual fund industry argued that adding assets to an existing mutual fund would create economies of scale that would allow the advisers to provide the same quality and nature of services to mutual fund shareholders at dramatically lower costs.

19. Accepting the mutual fund industry's argument that a growth in assets would lead to a quid pro quo reduction in advisory fees and other expenses, the Commission tentatively approved Rule 12b-l, 17 C.F.R. § 270.12b-1. However, numerous conditions were attached to the use of fund assets to pay distribution expenses. For example, the Commission wanted to be certain that investment advisers would not "extract additional compensation for advisory services by excessive distributions under a 12b-1 plan." *Meyer v. Oppenheimer Management Corp.*, 895 F.2d 861, 866 (2d Cir. 1990). Unfortunately, that is precisely what Defendants have done: extracted additional compensation for their retail advisory services by causing Plaintiffs and the other shareholders to pay Defendants' marketing expenses to acquire new shareholders so that these new shareholders could pay additional advisory fees to Defendants. Under this regime, Defendants get the financial benefit, and the shareholders of the Funds bear the financial burden.

20. Defendants have adopted 12b-l Distribution Plans for the Funds. These Distribution Plans must be reviewed annually by the Funds' directors. In particular, the directors must "request and evaluate . . . such information as may reasonably be necessary to an informed decision of whether such plan should be implemented or continued." 17 C.F.R. § 270.12b-1(d). In addition, minutes must be maintained to record all aspects of the directors' deliberation, and the directors must conclude "in light of their fiduciary duties under state law and under Sections 36(a) and (b) of the ICA, that there is a reasonable likelihood that the Distribution Plans will benefit the company and its shareholders." 17 C.F.R. § 270.12b-l(e).

21. Despite the dramatic growth in assets managed by Defendants, both the advisory and distribution fees charged by Defendants have grown, both in terms of whole dollars and as a percentage of assets. Accordingly, the Distribution Plans have produced little or no economies-of-scale benefits to the shareholders of the Funds. Rather, the Distribution Plans have served only Defendants, just as the Commission feared when it found that "the use of mutual fund assets to finance distribution activities would benefit mainly the management of a mutual fund rather than its shareholders, and therefore that such use of fund assets should not be permitted." Bearing of Distribution Expenses by Mutual Funds, Investment Company Act Release No. 9915, 1977 SEC LEXIS 943 (Aug. 31, 1977). As such, the Distribution Plans violate the intent and purpose of Rule 12b-1 and are entirely a waste of fund assets.

22. Furthermore, the distribution fees are based on the net asset value of the Funds and not on the distribution activity, if any, by Defendants, such as number of shares sold. Accordingly, in addition to failing to benefit Plaintiffs and the other shareholders, the Distribution Plans have extracted additional compensation for advisory services to Defendants, thereby resulting in excessive fees paid to them. For example, any portion of the fees paid to Defendants that are derived from market increases in the net asset value of the fund rather than any distribution activity by Defendants constitutes additional and excessive compensation for advisory services.

23. Despite the fact that Plaintiffs and the other shareholders of the Funds have enjoyed no benefits from the Distribution Plans, even though they contributed to the growth of fund assets by paying distribution fees, and despite the fact that the Distribution Plans have allowed Defendants to extract additional and excessive compensation from Plaintiffs and the

other shareholders of the Funds, the directors of the Funds have continued to approve, year after year, continuation of the Distribution Plans in violation of both Rule 12b-1 and § 36(b).

Nature of Claims

24. In this action, Plaintiff seeks to rescind the investment advisory agreements and Distribution Plans and to recover the total fees charged by Defendants or, alternatively, to recover the excess profits resulting from economies of scale wrongfully retained by Defendants and to recover other excessive compensation received by, or improper payments wrongfully retained by, Defendants in breach of their fiduciary duty under the ICA § 36(b), 15 U.S.C. § 80a-35(b). Because the conduct complained of herein is continuing in nature, Plaintiffs seek recovery for a period commencing at the earliest date in light of any applicable statute of limitations through the date of final judgment after trial.

25. No pre-suit demand on the board of directors of the Funds is required, as the requirements of F.R.C.P. 23.1 do not apply to actions under § 36(b) of the ICA. *Daily Income Fund v. Fox,* 464 U.S. 523 (1984).

26. Plaintiffs do not allege or seek relief for any claims based upon improper market timing or late trading activity involving the Funds.

II. PARTIES

27. Plaintiff Robert L. Baker is a resident of Jefferson City, Missouri. He is a shareholder at all relevant times of the American Century Select Fund.

28. Plaintiff Charlyne Van Oosbree is a resident of Jefferson City, Missouri. She is a shareholder at all relevant times of the American Century Growth Fund, and the American Century Select Fund.

29. Plaintiff Don Holcomb is a resident of Jefferson City, Missouri. He is the grantor of a trust for the benefit of his grandchildren which at all relevant times owns shares of the American Century Giftrust Fund.

30. Plaintiff Linda Bailey is a resident of Jefferson City, Missouri. She is a shareholder at all relevant times of the American Century Ultra Fund.

31. Plaintiff Michael J. Reilly is a resident of Largo, Florida. He is a shareholder at all relevant times of the American Century International Discovery Fund.

32. Plaintiff Maria I. Reilly is a resident of Largo, Florida. She is a shareholder at all relevant times of the American Century Global Growth Fund.

33. Plaintiff Leonard Perrier is a resident of O'Fallon, Illinois. He is a shareholder at all relevant times of the American Century Ultra Fund.

34. Plaintiff Raymond Hicks is a resident of Troy, Illinois. He is a shareholder at all relevant times of the American Century Value Fund, the American Century Ultra Fund and the American Century Global Growth Fund.

35. The American Century Select Fund, the American Century Growth Fund, the American Century Ultra Fund, the American Century Value Fund, and the American Century Giftrust Fund are separate series of American Century Mutual Funds, Inc., a Maryland corporation that is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as an open-end management investment company. The American Century International Discovery Fund and the American Century Global Growth Fund are separate series of American Century World Mutual Funds, Inc., a Maryland corporation that is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as an open-end management investment company.

36. Defendant American Century Investment Management, Inc. (the "Adviser") is a Delaware corporation and is registered as an investment adviser under the Investment Advisers Act of 1940. The Adviser is the investment adviser to each of the Funds.

37. Defendant American Century Investment Services, Inc. (the "Distributor") is a Delaware corporation and is the distributor of the Funds. The distributor is registered as a broker-dealer under the laws of Missouri and is the distributor and principal underwriter of the Funds.

IV. GENERAL ALLEGATIONS

38. The test for determining whether compensation paid to Defendants violates § 36(b) is "essentially whether the fee schedule represents a charge within the range of what would have been negotiated at arm's-length in the light of all of the surrounding circumstances." *Gartenberg v. Merrill Lynch Asset Management, Inc.*, 694 F.2d 923, 928 (2d Cir. 1982). In order to violate § 36(b), "the advisor-manager must charge a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining." *Id.*

39. In applying this test, all pertinent facts must be weighed in determining whether a fee or other compensation violates § 36(b). The *Gartenberg* court specifically identified six factors (a portion of "all pertinent facts") to be considered in determining whether a fee is so disproportionately large that it bears no reasonable relationship to the services rendered. These factors include: (1) the nature and quality of the services rendered; (2) the profitability of the funds to the advisor/manager; (3) economies of scale; (4) comparative fee structures; (5) fallout benefits (i.e. indirect profits to the advisor/manager resulting from the existence of the funds; and

(6) the care and conscientiousness of the directors. A review of these factors, and the facts in this case, demonstrates that the fees charged by Defendants to the Funds violate § 36(b).

(1) The Nature and Quality of the Services Provided to the Funds

40. The nature of the investment advisory services provided to the Funds is straightforward: Defendants buy and sell, at their discretion, stocks, bonds, and other securities for the Funds. This is precisely the same service provided to Defendants' institutional and other clients (albeit at a dramatically lower cost). On information and belief, the materials provided by Defendants to the directors of the Funds establish that the nature of these services has remained unchanged despite dramatic growth in the assets of the Funds and advisory revenues.

41. Despite the fact that the Funds receive identical investment advisory services as Defendants' sub-advisory, institutional and other clients, on information and belief, Plaintiffs pay Defendants dramatically higher fees because these fees are not negotiated at arm's length as they are with the other clients. This disparity in fees evinces Defendants' willingness and determination to prefer their own financial interests to the interests of the Funds and the shareholders of the Funds.

42. On information and belief, Defendants repeatedly put their own financial interests ahead of the interests of the Funds and the shareholders of the Funds by participating in arrangements and schemes that benefit Defendants at the expense of the Funds and their shareholders. The cost of this conflict of interest, which does not exist in the case of the arm's-length relationships, is manifest not only in higher fees, but in other losses and expenses borne by the Funds and the shareholders of the Funds. These losses and expenses directly impact the quality of the investment advisory services Defendants provide to the Funds.

(2) The Profitability of the Fund to the Adviser/Manager

43. "[T]he 'profitability of the fund to the adviser' [must] be studied in order that the price paid by the fund to its adviser be equivalent to 'the product of arm's-length bargaining.'" *See* John P. Freeman & Stewart L. Brown, *Mutual Fund Advisory Fees: The Cost of Conflicts of Interest*, 26 J. Corp L. 610, 661 (2001) (the "Freeman & Brown Study") (citing *Gartenberg*) [Ex. 1]. The profitability of a fund to an adviser-manager is a function of revenues minus the costs of providing services. However, upon information and belief, Defendants' reporting of their revenues and costs is intended to, and does, obfuscate Defendants' true profitability. For instance, upon information and belief, Defendants employ inaccurate accounting practices in their financial reporting, including arbitrary and unreasonable cost allocations.

44. Defendants' true profitability can be determined on either an incremental basis or a full-cost basis. Defendants' incremental costs of providing advisory services to Plaintiffs are nominal, while the additional fees received by Defendants are hugely disproportionate given that the nature, quality, and level of the services remain the same. On information and belief, a review of Defendants' full costs of providing advisory services will also demonstrate the enormous profitability to Defendants of managing the Funds.

(3) Economies of Scale

45. The existence of economies of scale in the mutual fund industry has been recently confirmed by both the SEC and the Governmental Accounting Office (the "GAO"). Both conducted in-depth studies of mutual fund fees in 2000, and both concluded that economies of scale exist in the provision of advisory services. *See* SEC Division of Investment Management: Report on Mutual Fund Fees and Expenses (Dec. 2000) ("SEC Report"), at 30-31 [Ex. 2]; GAO, Report on Mutual Fund Fees to the Chairman, Subcommittee on Finance and Hazardous

Materials; and the Ranking Member, Committee on Commerce, House of Representatives (June 2000) ("GAO Report"), at 9 [Ex. 3].

46. In addition, the most significant academic research undertaken since the Wharton School study in the 1960s establishes the existence of economies of scale that are not being passed along to mutual fund shareholders in violation of Defendants' duty to do so under § 36(b) and Rule 12b-1. *See* Freeman & Brown Study" [Ex. 1]. As the Freeman & Brown Study noted: "The existence of economies of scale has been admitted in SEC filings made by fund managers and is implicit in the industry's frequent use of fee rates that decrease as assets under management increase. Fund industry investment managers are prone to cite economies of scale as justification for business combinations." Id. at 620 [Ex. 1].

47. These economies of scale exist not only fund by fund but also exist with respect to an entire fund complex and even with respect to an investment advisor's entire scope of operations, including services provided to institutional, sub-advisory and other clients. *See* Freeman & Brown Study at 621 n.62 (quoting Victoria E. Schonfeld & Thomas M.J. Kerwin, Organization of a Mutual Fund, 49 Bus. Law 107 (1993)) [Ex. 1].

48. The clearest example of economies of scale occurs when total assets under management increase due purely to market forces (without the institution of new advisory relationships or new asset gathering). In such instances, as the GAO confirms, it is possible for the advisor to service the additional assets with zero additional costs. See GAO Report at 9 (noting that growth from portfolio appreciation is unaccompanied by costs) [Ex. 3]. In other words, an investment advisor can advise a fund that doubles in size purely because of market forces with no increased costs because the services are unchanged. *See* GAO Report at 9 [Ex. 3]; Freeman & Brown Study at 619 n.43, 621 (noting that investment advisors have benefited by

garnering "increased fees from the general increase in market prices with no commensurate efforts on their part" and also noting that as much as 64% of mutual fund asset growth has come from appreciation of portfolio securities, which, unlike growth from share sales to new investors, is costless) [Ex. 1].

49. From 1993 through 2002, Defendants' assets under management grew from $22 billion to nearly $64 billion, an increase of nearly two and a half times. However, this phenomenal growth in mutual fund assets not only produced no economies of scale, but fees for the Fund Complex as a whole actually increased faster than the growth in assets. Fees went from $203 million in 1993 to $597 million in 2002. Fees as a percentage of average net assets increased from 91% in 1993 to 93% in 2002. The foregoing figures make a mockery of the concept of economies of scale.

50. Further evidence of Defendants' refusal to pass along economies of scale to Plaintiffs and other shareholders of the Funds is the advisory fee breakpoint levels for the Funds. For example, the advisory fee structure for the American Century Ultra Fund, Investor Class Shares, is currently 1.00% (100 basis points) of the first $20 billion in assets, .950% (95 basis points) of the next $10 billion, .925% (92.5 basis points) of the next $10 billion, and .900% (90 basis points) of assets in excess of $40 billion. The first breakpoint occurs, then, when the fund reaches ***$20 billion*** in assets. By way of contrast, when Defendants' act as sub-advisors to mutual funds controlled by third parties, the first breakpoint in their sub-advisory fee typically begins at the $50 million - $100 million level. (See paragraph 42, infra.)

51. The economies of scale enjoyed by Defendants with respect to the Funds have not been shared with Plaintiffs as required by § 36(b) and Rule 12b-1. As a result, the fees paid to

Defendants for advisory services provided to the Funds are grossly disproportionate to those services, are excessive, and violate § 36(b).

(4) Comparative Fee Structures

52. The fees advisors receive from mutual funds for investment advisory services are directly comparable to, though much higher than, the fees advisors receive from other clients for the identical services. As the Freeman & Brown Study noted: "None of the leading advisory fee cases involved equity funds, and hence, none of the courts were confronted directly with the strong analogies that can be drawn between equity advisory services in the fund industry as compared to the pension field where prices are notably lower." Freeman & Brown Study at 653 [Ex. 1]. While a "manager may encounter different levels of fixed and variable research costs depending on the type of the portfolio, . . . the fundamental management process is essentially the same for large and small portfolios, as well as for pension funds and mutual funds. The portfolio owner's identity (pension fund versus mutual fund) should not logically provide a reason for portfolio management costs being higher or lower." Freeman & Brown Study at 627-28 [Ex. 1]. Indeed, "a mutual fund, as an entity, actually is an institutional investor. When it comes to fee discrepancies, the difference between funds and other institutional investors does not turn on 'institutional status,' it turns on self-dealing and conflict of interest." Freeman & Brown Study at 629 n.93 [Ex. 1]. Accordingly, the "'apples-to-apples' fee comparisons between equity pension managers and equity fund managers can be most difficult and embarrassing for those selling advice to mutual funds." Freeman & Brown Study at 671-72 [Ex. 1].

53. More recently, New York's Attorney General surveyed two fund complexes and confirmed the existence of massive over-charging of fund advisory fees. Specifically, Mr. Spitzer testified before a Senate Subcommittee on January 27, 2004, as follows:

Putnam's mutual fund investors were charged 40 percent more for advisory services than Putnam's institutional investors. In dollar terms, what this fee disparity means is that in 2002 Putnam mutual fund investors paid $290 million more in advisory fees than they would have paid had they been charged the rate given to Putnam's institutional clients, and these are for identical services.

There was a similar disparity in the advisory fees charged by Alliance. Once again, mutual fund investors were charged significantly higher advisory fees than institutional investors. Specifically, Alliance's mutual fund investors paid advisory fees that were twice those paid by institutional investors. In dollar terms, this means that Alliance investors paid more than $200 million more in advisory fees than they would have paid had they been charged the rate given to Alliance's institutional clients.

54. On information and belief, the shareholders of the Funds at issue here are plagued by the same discriminatory over-charging by Defendants as the shareholders of the funds mentioned by Mr. Spitzer in his Senate testimony. Indeed, a number of relevant comparative fee structures clearly establish that Defendants are charging advisory fees to the Funds that are disproportionate to the value of the services rendered.

55. The Adviser serves as the sub-adviser to the AXP Partners Aggressive Growth Fund, and receives a fee of 50 basis points of the first $100 million in assets, 45 basis points of the next $150 million in assets, 40 basis points of the next $250 million in assets, and 38 basis points of assets in excess of 500 million.

56. The Adviser serves as the sub-adviser to the IDEX American Century International Fund, and receives a fee of 60 basis points of the first $50 million in assets, 55 basis points of the next $100 million, 50 basis points of the next $350 million in assets, and 45 basis points for assets in excess of $500 million.

57. The Adviser serves as the sub-adviser to the IDEX American Century Income and Growth Fund, and receives a fee of 50 basis points of the first $100 million in assets, 45 basis points of the next $150 million, and 40 basis points of assets in excess of $250 million.

58. An affiliate of the Defendants performs institutional investment advisory services. The fee charged for investment advisory services rendered to the Arizona State Retirement System for managing an active large cap equity account with $1.1 billion in assets was just 14 basis points in 1999. The fee charged for investment advisory services rendered to the New York State Common Retirement Fund for managing a large cap equity account with $1.4 billion in assets was just 16.7 basis points in 1999.

(5) Fallout Benefits

59. Defendants indirectly profit because of the existence of the Funds through fallout benefits. Obvious, but difficult to quantify fallout benefits include the attraction of new customers, cross selling related funds to current customers, and other benefits associated generally with the development of goodwill and the growth in assets of the Funds.

60. Other, easier to quantify, benefits include "soft dollars" payable from broker-dealers. Essentially, "soft dollars" are credits furnished to Defendants from broker-dealers and other securities-industry firms in exchange for routing the Funds' securities transaction orders and other business to paying firms. These soft-dollar credits should be used to purchase research and other goods or services that benefit the shareholders of the Funds. On information and belief, however, the soft-dollar arrangements benefit Defendants and result in increased costs to the shareholders of the Funds with little to no corresponding benefits to the shareholders of the Funds. On information and belief, the soft dollar arrangements are concealed from the shareholders of the Funds in breach of Defendants' fiduciary duty.

61. On information and belief, Defendants also receive "kickbacks," either directly or indirectly, as transfer agency and custodian fees grow due to increases in the assets of the Funds and the number of shareholders.

62. On information and belief, Defendants receive further fallout benefits from securities lending arrangements. Essentially, Defendants loan out the securities of the Funds and receive compensation as the lending agents of the Funds.

63. A highly profitable fallout benefit to Defendants is the ability to sell investment advisory services paid for by the Funds at virtually no additional cost. Much like computer software, once the investment research and resulting recommendations are paid for, that research and those recommendations may be sold to other clients at virtually no cost whatsoever to Defendants. Without payment by Plaintiffs and other shareholders of the Funds of millions of dollars in advisory and distribution fees (especially distribution fees that are nothing more than a means to extract additional compensation for advisory services), Defendants would have to pay to conduct that research independently in order to provide investment advisory services to other clients, including institutional clients. This is a natural byproduct of the extraordinary economies of scale inherent in the investment advisory business. However, although Plaintiffs and other shareholders of the Funds pay all of the costs associated with the investment advisory services, Defendants resell these services to third parties without compensating Plaintiffs through reduced fees or in any other way.

64. On information and belief, Defendants do not provide sufficient information regarding the existence and extent of these and other fallout benefits to the shareholders of the Funds or to the Funds' directors. The directors are thus unable to quantify or even meaningfully consider the benefits. Plaintiffs and other shareholders of the Funds have paid for these benefits and are entitled to compensation in the form of reduced advisory fees and the elimination of distribution fees.

(6) The Independence and Conscientiousness of the Directors

65. At least 40% of the Funds' directors must be "disinterested" as defined in § 10 of the ICA. As the GAO Report noted, the structure of most mutual funds embodies a potential conflict of interest between the fund's shareholders and its adviser. This conflict arises because the fees paid by the shareholders represent revenue to the adviser. The United States Supreme Court has stated that the disinterested-director requirement is "the cornerstone of the ICA's efforts to control" this conflict of interest. *Burks v. Lasker*, 441 U.S. 471 (1979).

66. The disinterested directors are supposed to serve as "watchdogs" for the shareholders of the Funds. As such, the disinterested directors have primary responsibility for, among many other things, negotiating and approving all contracts and agreements with Defendants and reviewing the reasonableness of the advisory and distribution fees received by Defendants. Accordingly, as noted by the GAO, the directors are expected to review, among other things, the advisor's costs, whether fees have been reduced when the Funds' assets have grown, and the fees charged for similar services. See GAO Report at 14 [Ex. 3]. These responsibilities are intensive, requiring the directors to rely on information provided by Defendants. Defendants, in turn, have a fiduciary duty to provide all information reasonably necessary for the directors to perform their obligations. *See* 15 U.S.C., § 80a-15(c); 17 C.F.R. § 270.12b-1.

67. The ICA contains a presumption that the disinterested directors are in fact disinterested. However, the lack of conscientiousness of even disinterested directors in reviewing the fees paid by the Funds, the lack of adequate information provided to the directors in connection with their approvals of the advisory agreements and Distribution Plans, and the control of management over the directors in reviewing the fees paid by the Funds are not

presumed but, rather, are important factors recognized in the *Gartenberg* line of cases in determining whether Defendants have breached their fiduciary duties. In addition, the SEC has specifically recognized that even disinterested directors may not be independent but, rather, may be subject to domination or undue influence by a fund's investment adviser. For example, the SEC has stated that "disinterested directors should not be entrusted with a decision on use of fund assets for distribution without receiving the benefit of measures designed to enhance their ability to act independently." Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414, 1980 SEC LEXIS 444 at *36 (Oct. 28, 1980).

68. Two noteworthy industry insiders have commented on the general failure of mutual fund boards to fulfill their responsibilities under the ICA. Jack Bogle, founder of the Vanguard Group, made the following comment:

> Well, fund directors are, or at least to a very major extent, sort of a bad joke. They've watched industry fees go up year after year, they've added 12b-1 fees. I think they've forgotten, maybe they've never been told, that the law, the Investment Company Act, says they're required to put the interest of the fund shareholders ahead of the interest of the fund adviser. It's simply impossible for me to see how they could have ever measured up to that mandate, or are measuring up to it.

Warren Buffet, famous investor and chairman of Berkshire Hathaway, Inc. made the following comment, which was recently quoted by a United States District Court:

> I think independent directors have been anything but independent. The Investment Company Act, in 1940, made these provisions for independent directors on the theory that they would be the watchdogs for all these people pooling their money. The behavior of independent directors in aggregate since 1940 has been to rubber stamp every deal that's come along from management—whether management was good, bad, or indifferent. Not negotiate for fee reductions and so on. A long time ago, an attorney said that in selecting directors, the management companies were looking for Cocker Spaniels and not Dobermans. I'd say they found a lot of

> Cocker Spaniels out there. *Strougo v. BEA Assoc.*, 188 F. Supp.2d 373, 383 (S.D.N.Y. 2002) (citation omitted).

Mr. Buffet has also stated, in his letter to shareholders in the 2002 Berkshire Hathaway, Inc. annual report:

> [A] monkey will type out a Shakespeare play before an "independent" mutual-fund director will suggest that his fund look at other managers, even if the incumbent manager has persistently delivered substandard performance. When they are handling their own money, of course, directors will look to alternative advisors – but it never enters their minds to do so when they are acting as fiduciaries for others. . . . Investment company directors have failed as well in negotiating management fees : . . . If you or I were empowered, I can assure you that we could easily negotiate materially lower management fees with the incumbent managers of most mutual funds. And, believe me, if directors were promised a portion of any fee savings they realized, the skies would be filled with falling fees. Under the current system, though, reductions mean nothing to "independent" directors while meaning everything to managers. So guess who wins? . . . [I]n stepping up to [their] all-important responsibilities, tens of thousands of "independent" directors, over more than six decades, have failed miserably. (They've succeeded, however, in taking care of themselves; their fees from serving on multiple boards of a single "family" of funds often run well into six figures.) 2002 Berkshire Hathaway, Inc. Annual Report to Shareholders, p. 17 – 18.

69. As part of their scheme to receive excessive fees, Defendants did not keep the directors fully informed regarding all material facts and aspects of their fees and other compensation, and the directors failed to insist upon adequate information. For example:

a. On information and belief, Defendants provided virtually no information to the directors regarding the advisory fees charged to pension and other institutional clients or to other mutual funds being advised or sub-advised by Defendants.

b. On information and belief, Defendants provided virtually no information to the directors regarding the economies of scale enjoyed or fallout benefits received by Defendants.

c. On information and belief, the profitability data given to the board of directors provide no explanation as to how the board should evaluate economies of scale.

d. On information and belief, the board of directors of the Funds failed to request and evaluate, and Defendants failed to provide, information reasonably necessary to an informed determination of whether the Distribution Plans should have been implemented and whether they should be continued.

e. On information and belief, the directors rarely, if ever, question any information or recommendations provided by Defendants.

70. The foregoing assures that the directors do not understand Defendants' true cost structure and, in particular, the economies of scale enjoyed by them in providing investment advisory services to the Funds and their institutional and other clients.

71. On information and belief, the disinterested directors of the Funds have not received the benefit of any measures to enhance their ability to act independently, which has caused the directors to be dependent on Defendants and has allowed Defendants to dominate and unduly influence the directors. In addition, the directors' failure to insist on adequate information evinces a lack of care and conscientiousness on their part.

COUNT I
ICA §36(b)
BREACH OF FIDUCIARY DUTY
(Excessive Investment Advisory Fees)

72. Plaintiffs repeat and re-allege each allegation contained in the foregoing paragraphs of this Complaint as if fully set forth herein.

73. The fees charged by Defendants for providing advisory services to the Funds are and continue to be disproportionate to the services rendered and are not within the range of what

would have been negotiated at arm's length in light of all the surrounding circumstances, including the advisory fees that Defendants charge their other clients.

74. In charging and receiving excessive or inappropriate compensation, and in failing to put the interests of Plaintiffs and the other shareholders of the Funds ahead of their own interests, Defendants have breached and continue to breach their statutory fiduciary duty to Plaintiffs in violation of ICA § 36(b).

75. Plaintiffs seek, pursuant to § 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendants, up to and including, "the amount of compensation or payments received from" the Funds.

COUNT II
ICA § 36(b)
BREACH OF FIDUCIARY DUTY
(Excess Profits from Economies of Scale)

76. Plaintiffs repeat and re-allege each allegation contained in the foregoing paragraphs of this Complaint as if fully set forth herein.

77. Defendants have received and continue to receive excess profits attributable to extraordinary economies of scale and, ironically, at least in part at Plaintiffs' expense in the form of payment of distribution fees benefiting only Defendants.

78. By retaining excess profits derived from economies of scale, Defendants have breached and continue to breach their statutory fiduciary duty to Plaintiffs in violation of ICA § 36(b).

79. Plaintiffs seek, pursuant to § 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendants, up to and including, the "amount of compensation or payments received from" the Funds.

COUNT III
ICA § 36(b)
BREACH OF FIDUCIARY DUTY
(Excessive Rule 12b-1 Distribution fees and Extraction of Additional Compensation for Advisory Services)

80. Plaintiffs repeat and re-allege each allegation contained in the foregoing paragraphs of this Complaint as if fully set forth herein.

81. The distribution fees charged and received by Defendants were designed to, and did, extract additional compensation for Defendants' advisory services in violation of Defendants' fiduciary duty under § 36(b). Although the distribution fees may have contributed to the growth in assets of the Funds, the resulting economies of scale benefited only Defendants, and not Plaintiffs or the Funds.

82. In failing to pass along economies-of-scale benefits from the distribution fees, and in continuing to assess distribution fees pursuant to plans of distribution despite the fact that no benefits inured to Plaintiffs, Defendants have violated, and continue to violate, the ICA and have breached and continue to breach their statutory fiduciary duty to Plaintiffs in violation of ICA § 36(b).

83. Plaintiffs seek, pursuant to § 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendants, up to and including, the "amount of compensation or payments received from" the Funds.

COUNT IV
ICA § 12(b)
(Unlawful Distribution Plans)

84. Plaintiffs repeat and re-allege each allegation contained in the foregoing paragraphs of this Complaint as if fully set forth herein.

85. Plaintiffs and the other shareholders in the Funds each paid service or distribution fees to Defendants.

86. When Defendants first initiated the Distribution Plans, they represented that the distribution fees were being collected in order to, at least in part, grow the assets of the Funds in order to reduce the cost to Plaintiffs of providing advisory services. Only one of the following alternatives could possibly have occurred:

a. The Funds grew as a result of the payment of distribution fees and market forces, in which case economies of scale were generated but not passed on to Plaintiffs or the Funds; or

b. The distribution fees did not contribute to economies of scale, produced no other material benefits for Plaintiffs and the other shareholders of the Funds, and should not have been approved or continued.

87. Either way, Defendants have violated § 12(b) of the ICA and Rule 12b-1, 17 C.F.R. § 270.12b-1, by accepting excessive or inappropriate compensation in violation of the fiduciary duty owed by them to the Funds. Defendants violation of § 12(b) and Rule 12b-1 is continuing in nature.

88. Plaintiffs seek damages resulting from the adoption and continuation of these unlawful Distribution Plans.

WHEREFORE, Plaintiffs demand judgment as follows:

a. An order declaring that Defendants have violated and continue to violate § 36(b), § 12(b), and Rule 12b-1 of the ICA and that any advisory or distribution agreements entered into are void ab initio;

b. An order preliminarily and permanently enjoining Defendants from further violations of the ICA;

c. An order awarding damages against Defendants including all fees paid to them by Plaintiffs and the Funds for all periods not precluded by any applicable statutes of limitation through the trial of this case, together with interest, costs, disbursements, attorneys' fees, and such other items as may be allowed to the maximum extent permitted by law; and

d. Such other and further relief as may be proper and just.

Dated: January 14, 2005.

By: /s Becky Ferrell-Anton
Guy M. Burns, Pro Hac Vice
Jonathan S. Coleman, Pro Hac Vice
Becky Ferrell-Anton, Pro Hac Vice
Audrey Rauchway, Pro Hac Vice
JOHNSON, POPE, BOKOR
RUPPEL & BURNS, LLP
403 East Madison Street, Ste. 400
Tampa, FL 33602
(813) 225-2500

Wm. Dirk Vandever (#24463)
THE POPHAM LAW FIRM, P.C.
323 W. 8th Street, Suite 200
Kansas City, Missouri 64105
(816) 221-2288

Michael J. Brickman, Pro Hac Vice
James C. Bradley, Pro Hac Vice
Nina H. Fields, Pro Hac Vice
RICHARDSON, PATRICK, WESTBROOK
& BRICKMAN LLC
174 East Bay Street
Charleston, SC 29401
(843) 727-6500

Attorneys for Plaintiffs

CERTIFICATE OF SERVICE

I HEREBY CERTIFY that a copy of the foregoing Consolidated Amended Complaint has been served by regular U.S. mail this 14th day of January 2005, to the following:

Daniel E. Blegen, Esq.
Randall E. Hendricks, Esq.
ROUSE HENDRICKS GERMAN MAY, P.C.
1010 Walnut, Suite 400
Kansas City, MO 64106

James Benedict
C. Neil Gray
Sean Murphy
MILBANK, TWEED, HADLEY & MCCLOY LLP
One Chase Manhattan Plaza
New York, NY 10005-1413

By: /s Becky Ferrell-Anton
Guy M. Burns, Pro Hac Vice
Jonathan S. Coleman, Pro Hac Vice
Becky Ferrell-Anton, Pro Hac Vice
Audrey Rauchway, Pro Hac Vice
JOHNSON, POPE, BOKOR, RUPPEL & BURNS, L.L.P.
403 East Madison Street, Suite 400
Tampa, FL 33602
Phone: (813) 225-2500
Fax: (813) 223-7118

Michael J. Brickman, Pro Hac Vice
James C. Bradley, Pro Hac Vice
Nina Fields, Pro Hac Vice
RICHARDSON PATRICK WESTBROOK & BRICKMAN, LLC
P.O. Box 879
Charleston, SC 29402
Phone: (843) 727-6500
Fax: (843) 727-3103

Wm. Dirk Vandever (#24463)
THE POPHAM LAW FIRM, P.C.
323 West 8th Street, Suite 200
Kansas City, MO 64105
Phone: (816) 221-2288
Fax: (816) 221-3999

Attorneys for Plaintiffs

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